UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-38630

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	Fintech Scion Limited
Former name if applicable	HWGC Holdings Limited
Address of principal executive office	Portman House, 2 Portman Street
City, state and zip code	London W1H 6DU, United Kingdom

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

As a result of the acquisition of FintechCashier Asia P.L.C. (formerly known HWGG Capital P.L.C.) on November 15, 2022, the acquisition of Fintech Scion Limited on November 30, 2022, and the disposal of our previous wholly-owned subsidiaries, Vitaxel Sdn Bhd and Vitaxel Online Mall Sdn Bhd, on December 30, 2022, we require additional time to provide accurate quarterly results for the three months ended June 30, 2023. The Company expects to file the Form 10-Q within the extension period of 5 calendar days.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Lim Chun Hoo	+44	203 982 5041
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue for the three months ended June 30, 2023 was $583,628 as compared to $308 for the three months ended June 30, 2022 and operating expenses were $736,720 for the three months ended June 30, 2023 and $188,834 for the three months ended June 30, 2022. Net loss for the three months ended June 30, 2023 was $149,277 as compared to $32,796 for the three months ended June 30, 2022.

Fintech Scion Limited

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 14, 2023		/s/ Lim Chun Hoo
	By:	Lim Chun Hoo
	Title:	CFO